[RANDALL & DANSKIN, P.S. LETTERHEAD]

September 20, 2007                                                                              FILED ELECTRONICALLY

Anne Nguyen-Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Nguyen-Parker:

This responds to your August 17, 2007 letter to William Orchow regarding the staff’s review of Revett Minerals Inc.’s registration statement on Form 10 that was filed on July 20, 2007.  For ease of reference, we have addressed these comments in the order presented in your letter.  Please refer to the contemporaneously filed amendment to the registration statement, which has been marked to show the changes specified herein.

General

1.             The staff’s comment is noted.  Revett Minerals understands that its registration statement automatically became effective on September 18th and that its Exchange Act reporting obligations commenced at that time.

2.             Consistent with the requirements of Rule 3-12 of Regulation S-X, we have amended the registration statement to include Revett Minerals’ unaudited financial statements for the six-month period ended June 30, 2007.  Additionally, we have updated all of the related disclosures in the registration statement to correspond to the June 30th numbers.

3.             We have revised pages 17 and 39 of the amended registration statement to disclose Revett Silver’s cash redemption of 865,279 shares of its Class B common stock in July 2007 at a deemed value of $1,003,723.64 its present intentions regarding further redemptions.  We have also added a cross-reference directing the reader to the more detailed disclosure concerning the redemption provisions that appears at pages 38 and 39.

Item 1 - Business

4.             An organization chart in the form below has been added to page 1 of the amended registration statement.

5.             Revett Minerals currently has 73,197,703 issued and outstanding shares of common stock.  An additional 6,750,000 shares of common stock are deemed outstanding pursuant to presently exercisable options and warrants.  Revett Silver currently has 58,989,705 issued and outstanding shares of Class A common stock, all of which are owned by Revett Minerals, and 28,116,760 issued and outstanding shares of Class B common stock, which are owned by approximately 90 record and beneficial owners.  An additional 3,671,326 shares of Class B common stock are deemed outstanding pursuant presently exercisable options and warrants.  We have added this information at page 2 of the amended registration statement.

6.             We have revised the disclosure at pages 1 and 25 of the amended registration statement to clarify that the Troy mine has been in commercial production since January 2005 (although the mill commenced production in December 2004).  We have similarly revised the disclosure at pages 1, 2 and 27 of the amended registration statement to clarify that Rock Creek is in the exploration stage as such term is defined in Industry Guide 7.

7.             The Troy mine has proven and probable reserves, as indicted in table entitled Troy Estimated Mineral Reserves appearing at page 26 of the amended registration statement.

8.             As previously note in response to comment 6, we have revised the disclosure at pages 1, 2 and 27 of the amended registration statement to clarify that Rock Creek is in the exploration stage as such term is defined in Industry Guide 7.

9.             We have added the following language at page 4 of the amended registration statement to clarify the disclosure concerning the Company’s environmental risk transfer program at Troy:

The Company has also established an environmental risk transfer program to cover the reclamation and remediation costs at Troy once mining operations cease.  There are two components to this program, a $12.6 million cash bond that is held in trust and can be used only for reclamation and remediation, and a prepaid insurance policy that protects the Company from reclamation and remediation costs in excess of the cash bond.  The cash bond is accounted for as restricted cash and is included among the Company’s long-term assets.  Interest earned on the bond is recorded as income when received.  The Company amortizes the costs associated with the environmental risk transfer program using the units of production method, which is consistent with the manner in which it accounts for other asset retirement obligation costs pertaining to its mining assets.

We acknowledge that SFAS 143 does not specifically address these issues, but believe the costs of the environmental risk transfer program are no different than any other asset retirement obligation cost and are properly accounted for using the units of production method (as opposed to a straight line method).  This is consistent with both SFAS 143, which requires asset retirement obligation costs to be capitalized and amortized, as well as the Company’s amortization policy.

10.           We have added the following disclosure at page 2 of the amended registration statement:

Revett Silver currently has 58,989,705 issued and outstanding shares of Class A common stock and 28,116,760 issued and outstanding shares of Class B common stock.  All of the issued and outstanding shares of Class A common stock are owned by Revett Minerals.  The issued and outstanding shares of Class B common stock are owned by approximately 90 record and beneficial owners.  The holders of Revett Silver’s Class A common stock and Class B common stock are entitled to one vote per share and vote together as a single class on all matters that are submitted to Revett Silver’s shareholders for approval or consent, including the election of Revett Silver’s directors.  Such holders do not have any voting rights with respect to Revett Minerals.  Revett Silver has the right to redeem the issued and outstanding shares of Class B common stock in its the sole discretion under certain circumstances, either by paying the holder cash in an amount per share equal to the 20-day weighted average trading price of Revett Minerals common stock immediately prior to the redemption or by causing Revett Minerals to issue such holder one share of

Revett Minerals common stock for each share of Revett Silver Class B common stock redeemed.  These circumstances are more fully set forth elsewhere in this registration statement, in the subsection entitled “Redemption and Exchange Provisions of the Revett Silver Class B Stock”.

11.           We have added the following disclosure to the amended registration statement, at page 2:

On July 30, 2007 an isolated rock fall occurred in an active mining area within the EOB of the Troy mine.  The fall caused a utility vehicle to catch fire and resulted in the death of an employee who was in the vehicle.  Due to the potential depletion of oxygen, the mine was immediately evacuated and operations were suspended pending an investigation by the Mine Safety and Health Administration.  Mining resumed on July 12th and milling operations resumed on August 9th, however the immediate area of the rock fall remains closed pending the completion of additional studies of ground stability in the affected area.  The closed portion of the mine contains an immaterial portion of mine’s reported proven and probable reserves based on current geotechnical information  The Company may resume mining in the affected area in the future, although it is possible the collapsed heading that resulted in the rock fall may be permanently closed.  We do not expect this to have a material adverse effect on our mining plans.

12.           We have added the following disclosure to the amended registration statement at page 3 to address the pending legal challenges to the Rock Creek development:

The Company cannot reasonably predict how or when these pending legal challenges will be resolved.  The defendants in each proceeding are the governmental agencies that issued or approved the challenged permits, opinions and plan of operation, and the Company has little or no control over their responses.  Moreover, the Company cannot predict how a court will ultimately rule on these challenges or whether any such ruling could be further appealed.  If these challenges are successful, then the Company would either have to submit a new plan of operation for administrative review and approval—this  assuming it would have the latitude to do so within the context of a court’s ruling—or abandon further efforts to develop Rock Creek.  Were the Company required to submit a new plan of operation for Rock Creek, it would likely delay development and likely engender additional legal challenges and appeals, which could materially and adversely affect the Company financially.  Were the Company to abandon further efforts to develop Rock Creek, it would have only one remaining significant mining asset, that being Troy.

We note parenthetically that substantially the same disclosure was included in the initially filed registration statement, under the Item 8 subsection entitled “Management’s Analysis of Actions pertaining to the Record of Decision and Biological Opinion”.

13.           We have added the requested disclosure at page 22 of the amended registration statement, in the Item 3 subsection entitled “Our Purchase Agreements with ASARCO and Kennecott”.

Item 1A — Risk Factors

14.           We have modified some of the risk factor disclosures to eliminate language that mitigates or qualifies the disclosed risks.  These changes appear at pages 6 through 8 of the amended registration statement.

15.           We have revised some of the risk factor subheadings to disclose the actual risk to the Company and its investors.  These changes appear at pages 6 through 8 of the amended registration statement.

16.           Revett Minerals is in the process of completing a detail economic review of the capital and operating costs of developing the Rock Creek deposit.  Capital costs are estimated to be in the range of $300 million.  This information has been added to the amended registration statement, at page 7.

Item 2 — Financial Information

17.           We have revised the disclosure to ensure that the chronological ordering of the financial statements and other data is consistent, as required by Staff Accounting Bulletin Topic 11:E.

Related Party Transactions

18.           Kennecott and ASARCO acquired their interests in Revett Silver in October 1999 and February 2000, respectively, in conjunction with the acquisitions of the Troy mine and the Rock Creek project.  They had no interest in the registrant prior to that time and were not (and probably are not) related parties.  This having been said, we have treated the Company’s 2006 interest payments to Kennecott as a related party transaction.  This is now disclosed at page 52 of the amended registration statement and in the notes to the interim financial statements.

Critical Accounting Estimates

19.           The critical accounting estimates set forth in the Company’s initial filing are identical to those that were previously reported by the Company for Canadian purposes and do not differ from those applied for U.S. purposes.  This having been said, we have amended the disclosure concerning critical accounting estimates at page 18 of the amended registration statement to revise the first two paragraphs and add two additional critical accounting estimates.  The initial four paragraphs of this section now read in their entirety as follows:

Our significant account polices are presented in Note 2 of the audited financial statements included in this registration statement and the adjustments for United States generally accepted accounting principles purposes are presented in Note 14 of the audited financial statements and in Note 13 of the 2007 interim financial statements included in this registration statement.  As described in Note 2, we are required to make estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue and expenses.  Our estimates are based on our experience and our interpretation of economic, political, regulatory and other factors that influence our business prospects.  These estimates have a significant effect on the financials statements and actual results may differ significantly from our estimates.

We believe the most critical estimates for Canadian and U.S. purposes pertain to future metal prices, the allocation of the purchase price to the assets of Revett Silver acquired by Revett Minerals, our estimates of proven and probable reserves at Troy and the estimate of the final reclamation and closure obligations at Troy.  These estimates required us to make assumptions that were highly uncertain at the time the accounting estimates were made , and changes in them are reasonable likely to occur from time to time.  The major critical accounting estimates include but are not limited to the following:

Future Metal Prices   Metal price estimates are key components in estimates that determine the valuation of some of our significant assets and liabilities, including the cost and carrying value for property, plant and equipment, deferred tax assets, certain accounts receivable and the fair value of our metal hedge positions.  Metal prices, historically, have been very volatile with recent prices being near their highs for the last decade and these prices have influenced our property, plant and equipment carrying values and the estimates of reserves.  We can offer no assurance that prices will continue at the levels experience for the past few years.

Embedded Financial derivatives Some of our assets and liabilities may contain one or more embedded derivatives for which no corresponding market value may be readily determined in the market place.  Therefore, the Company must make estimates of the fair value of these instruments by measuring the value of other derivatives and use this estimate as the fair value of these embedded derivatives.  The choice of the most appropriate value measurement tool is itself an assumption.

Allocation of the Purchase Price for the Acquisition of Interest in Revett Silver

20.           The inference drawn from the disclosure of the critical accounting estimate is incorrect.  The Company did not use the fair value of Revett Silver’s minerals properties, plant and equipment to value its interest in Revett Silver upon acquisition.  Rather, it applied fair values solely for the purpose of allocating the purchase price among such assets.  The purchase price itself was strictly a function of the net proceeds that Revett Minerals received from the simultaneous public offering of its common stock in Canada and the public offering price of the Revett Minerals shares that were issued in exchange for certain of Revett Silver’s Class B shares.  Revett Minerals believes the purchase method of accounting and subsequent consolidation were appropriate and consistent with both FAS 141 and CICA 1600.  Revett Silver was an unrelated party at the time of the acquisition and the acquisition resulted in Revett Minerals gaining control of 65 percent of Revett Silver.

Financial and Other Instruments

21.           This will confirm that Revett Minerals does not use hedge accounting under CICA 3865.  We have revised the amended registration statement at page 19 to make this clear.

Controls and Procedures and Internal Controls over Financial Reporting

22.           The reference to Multi-lateral Instrument 52-109 has been deleted.  In addition, the discussion of the company’s internal controls over financial reporting has been revised at page 19 of the amended registration statement to disclose that management has not yet completed its review of the effectiveness of controls and procedures over financial reporting in accordance with Item 307 of Regulation S-K and Rule a3a-15(e) of the Exchange Act.  This review is expected to be completed during the fourth quarter of 2007, and testing of the effectiveness of the controls and procedures will be undertaken thereafter.

23.           The requested additional disclosure concerning management’s assessment of the company’s internal control over financial reporting has been added at page 19 of the amended registration statement.

Security Ownership of Certain Beneficial Owners and Management

24.           The shares of Revett Silver Class B common stock were disaggregated from the Revett Minerals common stock in the beneficial ownership table because the holders of the Class B common stock do not have the right to acquire beneficial ownership of Revett Minerals common stock within sixty days pursuant to Rule 13d-3(1)(i).  As is disclosed in the footnotes to the beneficial ownership tables and in the subsection of the registration statement entitled Redemption and Exchange Provisions of the Revett Silver Class B Common Stock immediately following the tables, Revett Silver’s obligation to redeem shares of Class B common stock that are tendered for redemption by a holder is conditional, not absolute.  Given these considerations, we believe the current presentation is more appropriate.

Directors and Executive Officers

25.           We have revised the disclosure at page 39 of the amended registration statement to disclose that none of the Company’s directors other than Mr. Tellechea have been involved in any legal proceedings within the past five years.

26.           The requested disclosure concerning compensation committee interlocks and insider participation has been added, at page 45 of the amended registration statement.

Executive Compensation

27.           The compensation table discloses the compensation table that was paid to the named individuals during the 2006 calendar year.  The disclosure pertaining to the employment agreements for such individuals incorporates certain base salary adjustments that were approved by the compensation committee of the board of directors in January 2007; hence, the apparent discrepancy.  We have added an additional footnote to the compensation table at page 46 of the amended registration statement and have revised the narrative disclosure of the employment agreements at page 48 in order to make this clearer.  In addition, the employment agreements of the four executive officers have been filed as Exhibit Nos. 10.5 through 10.8.

28.           We have revised the director compensation table at page 48 of the amended registration statement to include the requested footnote disclosure.

Compensation Discussion and Analysis

29.           We have revised the Compensation Discussion and Analysis section at page 49 of the amended registration statement to address the staff’s comment.  Revett Minerals’ compensation committee determines the annual salary and target bonus of all executive officers.  In evaluating the performance of such officers, the committee seeks input from the company’s chief executive officer.  The other executive officers play no role with respect to their compensation other than to meet with the compensation committee to establish agreed goals and objectives that are determinative of their respective bonuses.  These goals and objectives are established at the beginning of each fiscal year.

30.           We have revised the Compensation Discussion and Analysis section at page 49 of the amended registration statement to include the following peer group of companies:  Mines Management Inc., First Majestic Silver Corp, Sabina Silver Corp, Chariot Resources Ltd., and Frontera Copper Corporation.

31.           The following table sets forth the relative weighting of targeted performance areas that were established by Revett Minerals’ compensation committee and its board of directors for its four named executive officers for the year ending December 31, 2007.  The specific cash flow and profitability objectives that were established with respect to Mr. Orchow are based on internal plans and estimates such as metal price assumptions and throughput targets, which the Company deems confidential.  The safety performance objective is measured by the lost time accident rate of the current year versus the lost time accident rate for the prior year.  Revett Minerals deems the information contained in the table to be confidential and is providing it to you supplementally.  This being said, we have revised the Compensation Discussion and Analysis section of the amended registration statement at page 49 to disclose more fully the factors that are taken into account in establishing bonuses.

	William	Scott	Carson	Doug
Objective	Orchow	Brundson	Rife	Ward
stock price performance	12.5%	15%	5%	5%
cash flow versus budget	15%	15%	10%	15%
financing	0%	10%	0%	10%
safety performance	15%	5%	20%	5%
Rock Creek permitting	12.5%	0%	25%	10%
investor/public relations	12.5%	10%	10%	10%
strategy and positioning	12.5%	10%	10%	40%
corporate governance	0%	20%	0%	0%
discretionary	20%	15%	20%	15%

32.           We have revised the Compensation Discussion and Analysis section of the amended registration statement at page 49 to expand disclosure of the specified objectives pertaining to Rock Creek, investor and public relations, and strategic positioning (and the other factors that will be considered in establishing compensation).

Exhibits

33.           Exhibit No. 3.3 has been renumbered as Exhibit No. 4.1 in accordance with Item 601 of Regulation S-K.

34.           Our reading of Item 601 of Regulation S-K indicates that consents of experts and counsel are not required to be filed as part of a registration statement on Form 10.  If the staff believes otherwise, then please let us know and we will arrange to file the consent of SRK Consulting by amendment as Exhibit 23.1.

Financial Statements

35.           Revett Silver’s financial statements for each of the years ended December 31, 2002 through 2006 have been audited.  If the staff will provide us with additional guidance as to which of these financial statements should be included in the registration statement, we will file a further amendment doing so.  This having been said, we do not believe the inclusion of Revett Silver’s audited financial statements for any of the aforementioned periods will serve to enhance the financial disclosure contained in the amended registration statement.  Revett Silver was a development-stage company prior to the February 2005 reorganization with Revett Minerals and had no appreciable revenues and no earnings.

36.           As is disclosed at page 1 of the amended registration statement, the Troy mine was operated by ASARCO from 1981 to 1993.  Following an approximately eleven-year hiatus, Revett Silver and and its parent, Revett Minerals, resumed commercial production in January 2005.  Revett Silver and Revett Minerals are thus each operating companies.  Prior to resuming commercial production at Troy, Revett Silver was a development-stage company, and for the years prior to 2005 Revett Silver’s audited financial statements contained the required FAS 7 disclosure.

Financial Statements for the Fiscal Quarter Ended March 31, 2007

37.           Please see our response to comment 9, above.

Note 13. - Reconciliation to United States Generally Accepted Accounting Principles

38.           As is disclosed in Note 13, there were no reconciling items between United States generally accepted accounting principles (“US GAAP”) and Canadian generally accepted accounting principles (“CD GAAP”) for the reasons discussed in response to comment 40 of your letter.

39.           We confirm that the cash flow under CD GAAP is identical to the cash flow under US GAAP.

40.           We supplementally advise you as follows:

Revett Minerals defines a “mine” is an industrial facility that recovers metals and minerals from ore through a beneficiation process.

Revett Minerals expenses all exploration costs, other than acquisition costs, relating to its mining properties until a feasibility study has been issued, at which point all development costs are capitalized until such time as commercial production commences.  Revett Minerals also expenses its exploration costs pertaining to any extension of a mine area or the development of a new area that do not directly result in an increase in proven and probable reserves.  This includes all of the exploration and development costs that have been or will be incurred at Rock Creek pending the issuance of a feasibility study justifying the capitalization of such costs, and all of the exploration costs that have been or will be incurred at Troy that do not result in the identification of proven and probable reserves.  To date, such exploration costs have not been material.  This having been said, the Company will consider amending its accounting policy disclosures at year end to make this clearer.

Troy is an underground mine.  When developed, Rock Creek will also be an underground mine. Consequently, neither incurs stripping costs.  Stripping is a term applicable to open pit mines, where significant overburden is required to be removed in order to access the ore deposit.

There are no differences between US GAAP and CD GAAP.  All of the exploration costs at Troy are expenses unless the exploration results in an increase in proven and probable reserves, in which event the costs are capitalized into the mineral property and amortized on a units-of-production basis.  All of the exploration and development expenditures undertaken or contemplated at Rock Creek are being expensed until a feasibility study justifying the capitalization of such costs is completed.

41.           The number of outstanding redeemable shares that would be reported as temporary equity under US GAAP is currently 3,583,333.  This does not materially affect the reported earnings per share.

42.           What we were referring to is the fair value determination of the Company’s investments in fixed income securities having typical maturities ranging from 90 to 180 days.  At June 30, 2007, the average maturity was 3.4 months.  In accordance with CICA 3855, the Company classifies these investments as held to maturity investments, which are valued at their amortized cost.  On further reflection, we have determined that there is no material difference between US GAAP and CD GAAP measurements.  Consequently, we have removed the disclosure that formerly appeared at subsection (b) of Note 13.

43.           We have revised subsection (e) of Note 13 to include the requested information.

44.           The disclosure referred to the application of FAS 133 to stock purchase warrants and stock options denominated in a currency other than the functional currency of the reporting issuer.  We understand that the application of FAS 133 to these instruments will be clarified if and when DIG C21 is adopted, and have revised the note accordingly.

45.           Subsection (d) of Note 13 has been revised to include the requested information concerning the stock options.

Financial Statements for the Fiscal Years Ended December 31, 2006 and 2005

46.           The staff’s comment is noted.  Conforming changes to the year-end financial statements have been made.

47.           During the year ended December 31, 2006, Revett Minerals completed its determination of its tax basis in Revett Silver at the time of acquisition.  This resulted in an adjustment to the purchase price allocation of $0.6 million for future income tax liability, and a corresponding increase in the value of mineral property, plant and equipment.  In addition, as a result of the company’s redetermination of its tax basis, future income tax recovery was been reduced by $0.6 million ($0.01 per share), with a corresponding increase to the future income tax liability.  We believe this is adequately disclosed in Note 3 to the financial statements.

48.           The requested statement has been added to the interim financial statements.  This said, we believe the information contained in the statement was previously set forth in Note 9 and Note 14(e) of the audited financial statements.

Engineering Comments

49.           The staff’s comment is noted.  Revett Minerals will revise its website to include the requested cautionary note to U.S. investors.

50.           The requested map has been added to the forepart of the amended registration statement at page (ii).

51.           Troy and Rock Creek are each comprised of patented mining claims located on federal lands administered by the U.S. Forest Service.  In order to maintain these claims in good standing, Revett Minerals must pay an annual amount equal to $125 per claim.  The Troy mine claims and operating permit area comprise an area of approximately 2,752 acres. The claims are the Ape 1 to 104 and 200, COG 73, 74 and 93 to 96, Daniel Lee 1 to 26 and 58, Beagle 1 to 98, Steboma 98 to 118, Harland G, Hazel, Slide, Morningstar and Slide Mine 1 and 3.  The Rock Creek claims comprise an area of approximately 1,809 acres.  In addition, the Company owns approximately 754 acres of private land within the Rock creek project area.  The claims are CUR 55 to 133, Lynn 1 to 65, Lynn 500 to 503, Rock Creek 547 to 631, Cab1 to 5, Cur 29AM to 56AM, Wynn 1 to 76, CG24 to 7, Lynn 94 to 260, L 261to 329 and Rock 501 to 561 (mill site claims).  This information has been added at pages 22 and 27 of the amended registration statement.

52.           The staff’s comment is noted.  We have added the requested cautionary language to U.S. investors above the Troy Estimated Mineral Resources table at page 26 of the amended registration statement.  The cautionary language was previously included in our initial filing above the Rock Creek Inferred Mineral Resources table that appears at page 32 of the amended registration statement).

53.           We have revised the disclosure concerning the Troy reserves at page 26 of the amended registration statement to include the following additional information:

The reserves stated are net of and included all losses for mine dilution and mine recovery and planned geotechnical constraints.  The metallurgical recoveries used were 87% for silver and 86% for copper.  A mine call factor of 0.95 was applied to estimated copper grades.  The mineable reserve base was recreated through the determination of remaining solids and the estimated recovery of these solids from the mine plan developed by the polygon estimation method.  The original reserve estimate was reconciled to the actual mined reserves done by ASARCO over the 10 year operating period.  Reserves were developed using a NSR cut-off per ton of US $16.00.

54.           Revett Minerals believes the recommended three-year price averaging would not materially differ from the information that is already disclosed.  Applying a three-year price averaging (from July 1, 2004 to June 30, 2007) would result in an average silver price of $10.69 per ounce and an average copper price of $2.31 per pound.  Applying these averages to the company’s 2006 year end reserve grades would result in an NSR of $24.28 per ton.  Conversely, applying the company’s long term metal price assumptions of $11.00 per ounce for silver and $2.00 per pound for copper yields an internal NSR of $21.96.

55.           We have revised the disclosure at page 32 of the amended registration statement to remove the related estimates.

Closing Comments

The requested statement from the company acknowledging its responsibility for the accuracy and adequacy of the disclosures in the filing and the legal effect of the staff’s comments are being mailed under separate cover.

Please do not hesitate to contact the undersigned directly if you have further comments or require additional information.  My email address is djs@randanco.com, if that would be more convenient.

Very truly yours,

RANDALL & DANSKIN, P.S.

/s/  Douglas Siddoway

Douglas Siddoway